SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. 1)


                          Safety Insurance Group, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, par value $.01
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    78648T100
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                                 (CUSIP Number)


                               Bruce R. Berkowitz
                    c/o Fairholme Capital Management, L.L.C.
                                 51 JFK Parkway
                          Short Hills, New Jersey 07078
                                 (973) 379-6557
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  June 27, 2006
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

----------
     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  78648T100
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Fairholme Capital Management, L.L.C.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [ ]
                                                                 (b)  [X]



3.   SEC USE ONLY



4.   SOURCE OF FUNDS

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     283,066

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     919,166

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     919,166

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*



13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.77%

14.  TYPE OF REPORTING PERSON

     IA

CUSIP No.  78648T100
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Bruce R. Berkowitz

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [ ]
                                                                 (b)  [X]



3.   SEC USE ONLY



4.   SOURCE OF FUNDS

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     73,000

8.   SHARED VOTING POWER

     283,066

9.   SOLE DISPOSITIVE POWER

     73,000

10.  SHARED DISPOSITIVE POWER

     919,166

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     992,166

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*



13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.23%

14.  TYPE OF REPORTING PERSON

     IN, HC

 CUSIP No.   78648T100
          ---------------------

     This Amendment No. 1 to Schedule 13D (the "Schedule") relates to the sale and distribution of a portion of the Common Stock, $.01 par value ("Shares") of Safety Insurance Group, Inc. (the "Issuer") held by Fairholme Partners, L.P. ("Fairholme Partners") and deemed to be beneficially owned by Fairholme Capital Management, L.L.C. ("Fairholme") and Bruce Berkowitz (collectively, the "Reporting Persons") through their affiliation with Fairholme Partners. In addition to the sale of 246,483 Shares of the Issuer, Fairholme distributed the remaining Shares held by Fairholme Partners to its limited partners, each of whom will continue to hold the Shares in discretionary accounts managed by Fairholme. Mr. Berkowitz received 73,000 Shares from the distribution which are held by him individually and through entities that are beneficially owned by his family members.

     The Schedule 13D to which this Amendment relates was originally filed because Bruce Berkowitz served on the board of directors of the Issuer. As Mr. Berkowitz no longer serves on the board of directors of the Issuer, the Reporting Persons will concurrently file a Schedule 13G in lieu of Schedule 13D.

________________________________________________________________________________

Item 5.  Interest in Securities of the Issuer.

     (a-e) As of the date hereof, Fairholme may be deemed to be the beneficial owner of 919,166 Shares (5.77%) and Bruce R. Berkowitz may be deemed to be the beneficial owner of 992,166 Shares (6.23%), based upon the 15,918,057 Shares outstanding as of May 8, 2006, according to the Issuer's 10Q filed with the Securities and Exchange Commission on May 10, 2006.

     Fairholme has the sole power to vote or direct the vote of 0 Shares to which this filing relates and shared power to vote or direct the vote of 283,066 Shares to which this filing relates. Bruce Berkowitz has the sole power to vote or direct the vote of 73,000 Shares and the shared power to vote or direct the vote of 283,066 Shares to which this filing relates.

     Fairholme has the sole power to dispose or direct the disposition of 0 Shares to which this filing relates and the shared power to dispose or direct the disposition of 919,166 Shares to which this filing relates. Bruce Berkowitz has the sole power to dispose or direct the disposition of 73,000 Shares to which this filing relates and the shared power to dispose or direct the disposition of 919,166 Shares to which this filing relates.

     The trading dates, number of Shares purchased and the price per share for all transactions in the Shares during the past 60 days by the Reporting Persons are set forth in Exhibit B.

     The Reporting Persons specifically disclaim beneficial ownership in the Shares reported herein except to the extent of their pecuniary interest therein.

________________________________________________________________________________
Item 7.  Material to be Filed as Exhibits.

Exhibit A         Agreement of Reporting Persons.

Exhibit B         A description  of the  transactions  in the Shares that were effected by the Reporting Persons during the 60 days prior to June 30, 2006.

________________________________________________________________________________

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


/s/ Bruce R. Berkowitz
---------------------------
    Bruce R. Berkowitz



Fairholme Capital Management, L.L.C.

By:  /s/ Bruce R. Berkowitz
   -------------------------
Name: Bruce R. Berkowitz
Title: Managing Member

Dated:  June 30, 2006

                                                                       Exhibit A


                                    AGREEMENT

     The undersigned agree that this Amendment to Schedule 13D dated June 30, 2006 relating to the Common Stock, par value $.01 of Safety Insurance Group, Inc. shall be filed on behalf of the undersigned.



/s/ Bruce R. Berkowitz
---------------------------
    Bruce R. Berkowitz



Fairholme Capital Management, L.L.C.

By:  /s/ Bruce R. Berkowitz
   -------------------------
Name: Bruce R. Berkowitz
Title: Managing Member



Dated:  June 30, 2006

                                                                       Exhibit B



        Transactions in the Shares -- The Reporting Persons on behalf of
                            Fairholme Partners, L.P.


Date of          Number of                                      Price Per
Transaction      Shares Sold                                    Share

5/12/2006        104,200                                        $49.89
5/15/2006        50,000                                         $49.79
6/27/2006        17,283                                         $45.95
6/28/2006        50,000                                         $46.07
6/29/2006        25,000                                         $46.82
6/30/2006        992,166 (distributed to limited partners)


SK 22146 0001 682851